================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          -----------------------------
                                   SCHEDULE TO
                  TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               MOTIENT CORPORATION
                   (Name of Subject Company and Person Filing)

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
              ISSUED UNDER THE MOTIENT CORPORATION STOCK AWARD PLAN
          AND UNDER THE MOTIENT CORPORATION 1999 STOCK OPTION PLAN FOR
                             NON-EMPLOYEE DIRECTORS
                         (Title of Class of Securities)

                                   619908 10 6
                      (CUSIP Number of Class of Securities)

                                David H. Engvall
                  Vice President, General Counsel and Secretary
                            10802 Parkridge Boulevard
                           Reston, Virginia 20191-5416
                                 (703) 758-6000
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                 With a copy to:
                                Alan L. Dye, Esq.
                             Hogan & Hartson L.L.P.
                           555 Thirteenth Street, N.W.
                           Washington, D.C. 20004-1109
                                 (202) 637-5600


[] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:    Not applicable.  Filing party:     Not applicable.
Form of registration No.:  Not applicable.  Date filed:       Not applicable.

[X]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[ ] going-private transaction subject to Rule 13e-3.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

To:               All Employees

From:             Walter V. Purnell, Jr.

Date:             August 15, 2001

Subject:          Stock Option Exchange Program



Good afternoon,

As you are all aware, the stock market volatility of the past year has greatly depressed the stock prices of many high technology companies, including Motient's. As a result, stock options awarded to our employees over the past few years have not delivered the value we had originally hoped. In our efforts to remedy this situation and to reward employees for their continued commitment to Motient's success, we are extending an offer to all employees and directors to voluntarily exchange their outstanding stock options for shares of restricted stock.

The shares of restricted stock will be subject to forfeiture and certain other restrictions which will be set forth in a restricted stock agreement. The number of shares of restricted stock to be granted will be equal to 75% of the number of shares subject to your exchanged options.

We realize that this offer may prompt many questions. What is restricted stock? How many restricted shares will I receive? When will they vest? What are the tax implications? In order to address these questions and others you may have, we have developed a variety of informational resources.

1. An information packet for the exchange program will be mailed to your home address during the next couple of weeks. This packet will include both general information regarding the offer and specific information on the number and status of stock options you will have available for exchange. Please read and review this information carefully.

2. We will be holding employee information sessions in the coming weeks. These sessions will provide a general overview of the program and will serve as your opportunity to ask any questions about the exchange offer. The dates and times of the information sessions will be provided via email as soon as possible. Your attendance at at least one information session is requested.

3. A variety of information and resources will soon be available to you on the Motient Intranet. In addition to general information on the exchange offer, the Intranet will also provide you with access to election forms and an interactive calculator that will allow you to estimate your potential net gain and the related tax impact.

While management and the Board of Directors feel that this program may provide significant value to employees, they make no recommendation on whether any employee should or should not surrender his or her options. We strongly encourage you use all available resources, including personal financial planners, before deciding whether to exchange any of your stock options for restricted shares.

Please stay tuned for additional information.

Walt Purnell